Exhibit 1.01
Dentsply Sirona Inc.
Conflict Minerals Report
For The Year Ended December 31, 2015
This Conflict Minerals Report (this “Report”) of Dentsply Sirona Inc. (“Dentsply Sirona”) has been prepared for the reporting period from January 1, 2015 to December 31, 2015 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.
This Report is not audited as the Rule provides that, only if a registrant’s products are “DRC conflict free” for this reporting period, is this Report subject to an independent private sector audit.
On February 29, 2016, Dentsply Sirona (formerly known as DENTSPLY INTERNATIONAL, Inc., or “Dentsply International”) completed a merger with Sirona Dental Systems, Inc. (“Sirona”). Prior to that date, including during the 2015 reporting period, Dentsply International and Sirona were independent companies. References in this report to “Sirona” and “Dentsply International” with respect to the 2015 reporting mean the independent constituent companies to the merger prior to consummation of the merger.
RCOI and Due Diligence Framework
Dentsply International and Sirona undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its products. These due diligence measures were designed to conform with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance), an internationally recognized due diligence framework.
A Reasonable Country of Origin Inquiry (RCOI) was executed with all affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Dentsply International and Sirona. Both Dentsply International’s and Sirona’s RCOI process was designed to include 100% of parts and materials for which conflict minerals are necessary to the functionality or production of their respective products manufactured in 2015.

OECD Step 1: Establish Strong Company Management Systems
Conflict Minerals Policy
Dentsply Sirona is committed to the responsible sourcing of conflict minerals and it supports the humanitarian goal of ending violent conflict in the Covered Countries and established a Conflict Minerals Policy Statement, which will be publicly available on Dentsply Sirona’s website
Internal Management System
Dentsply Sirona maintains an internal management system in order to assess the supply chain country of origin inquiries and due diligence process. Dentsply Sirona continues to develop strategies to address risks in their supply chain. This management system includes an internal project team comprised of representatives from Quality Management, Strategic Sourcing and Environmental Management reporting to the General Counsel and Vice President regulatory.
In addition to Dentsply Sirona’s internal conflict minerals team, Sirona appointed an external consultant for the 2015 reporting period to manage implementation and progress of due diligence effort. Dentsply International did not appoint an external consultant for the 2015 reporting period. Dentsply Sirona’s internal project team continues to closely work with the external consultants and meet on a regular basis to develop and monitor plans to comply with the reporting requirements of the Rule.
System of Controls and Transparency
Due to the complexity of the Dentsply Sirona’s supply chain, Dentsply Sirona relies on its first tier suppliers to provide information on the origin of conflict minerals potentially present in materials supplied to the Company. Both Dentsply International and Sirona established a system of controls and transparency over their respective supply chains for the 2015 reporting period by implementing a process to request their suppliers to submit information called for by the rule. Both Dentsply International and Sirona have relied on the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “CMRT”) sent to the suppliers to gather information on the chain of custody of the necessary conflict minerals potentially included in the Company’s products. The Template was developed by the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), who were the founding members of CFSI.
Engagement with Suppliers
For the 2015 reporting period, Sirona organized trainings with its suppliers to communicate the expectations regarding conflict minerals and provided instructions and related information to assist Sirona’s suppliers in responding to the CMRT. Communications sent to Sirona’s suppliers also contained reference links for additional conflict minerals guidance from the Securities & Exchange Commission (“SEC”), CFSI and OECD.
Grievance Mechanism
Dentsply Sirona has a grievance mechanism whereby employees and suppliers can report concerns regarding the Company’s business conduct and other matters. Dentsply Sirona is also retaining conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

OECD Step 2: Identify and Assess Risk in the Supply Chain
Both Dentsply International’s and Sirona RCOI for calendar year 2015 was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the respective companies originated in the Covered Countries. Both Dentsply International and Sirona performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope and subject to the RCOI in the 2015 reporting period attempting to identify smelters and refiners of conflict minerals that may be utilized in its products.
Both Dentsply International and Sirona elected to utilize, without alteration, the CMRT as well as a survey tool to facilitate its RCOI and due diligence efforts. Both Dentsply International and Sirona used the Assent Conflict Minerals database as its survey tool. The gathered information include the use of gold, tantalum, tungsten and tin and their necessity to product functionality or production, the origin of such minerals, and whether smelters have been validated as compliant in accordance with the CFSI.
100% of In-Scope Suppliers of Dentsply International and Sirona for the 2015 calendar year were contacted, notifying them of the upcoming RCOI, the background and aim of the conflict minerals rule, and instructions to complete the template.
Of Sirona’s In-Scope Suppliers surveyed, approximately one-third of the suppliers either returned incomplete responses or, despite Sirona’s follow-up efforts, did not provide a response. Of the complete responses received, the majority of the suppliers advised that Covered Countries were not the origin of the conflict minerals supplied to Sirona. For the remainder of the complete responses received by Sirona, Sirona, as part of its due diligence process, followed up, and continues to follow up, with suppliers who indicated that they might be sourcing conflict minerals from the Covered Countries in order to collect more detailed information. These efforts include inquiring of such suppliers whether they provided information on all smelters where the conflict minerals originated, whether they performed due diligence procedures for non-certified smelters, and whether they were able to determine if the conflict minerals financed or benefited armed groups in the Covered Countries.
As of the date of this Report:

▪	1,412 of Sirona’s suppliers were assessed based on material delivered;

▪	938 of these were found not to deliver 3TG minerals;

▪	528 suppliers were contacted;

▪	412 suppliers replied with declarations; and

▪
of those 412 Sirona suppliers which have responded to date, 276 suppliers reported that there are no Conflict Minerals in the components supplied to Sirona and 136 suppliers reported that 3TG minerals are used in the components supplied to Sirona but not from Covered Countries.

Of Dentsply International’s In-Scope Suppliers surveyed, approximately 18% of the suppliers either returned incomplete responses or, despite Dentsply International’s follow-up efforts, did not provide a response. Of the complete responses received, all of the suppliers advised that Covered Countries were not the origin of the conflict minerals supplied to Dentsply International.
As of the date of this Report:

▪	256 of Dentsply International’s suppliers were assessed based on material delivered and contacted;

▪	226 suppliers replied with declarations; and

▪	of those 226 Dentsply International suppliers which have responded to date, 78 suppliers reported that there are no Conflict Minerals in the components supplied to Dentsply International and 87 suppliers reported that 3TG minerals are used in the components supplied to Dentsply International but not from Covered Countries.

OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks
Dentsply Sirona has established RCOI and due diligence guidelines to be followed if the Company identified risks that a supplier sources conflict minerals from the Covered Countries. Once an In-Scope Supplier identified in its Template response that it might be sourcing conflict minerals from the Covered Countries, Dentsply Sirona will implement follow-up procedures to collect more detailed information from the In-Scope Supplier.
OECD Step 4: Carry out independent third-party audit of supply chain due diligence
The fourth step in the OECD guidance is to carry out independent third party audits of supply chain due diligence at identified points in the supply chain. Dentsply Sirona relies on information provided by the CFSI for this step, and uses the CFSI RCOI report to identify the minerals country of origin and conflict-free status of smelters.
Dentsply Sirona contributes to the CFSI as a member company, and encourages smelters to participate in the CFSP through direct communication and smelter outreach communication, as well as by signing on to industry letters that are sent to smelters
OECD Step 5: Report Annually on Supply Chain Due Diligence
This Report (and the related Form SD) was filed with the SEC and is available on our website
Risk Mitigation Measures
Dentsply Sirona expects to take the following steps, among others, to continue the due diligence conducted and further mitigate any risk that the necessary conflict minerals in Dentsply Sirona’s products could benefit the armed groups in the DRC or adjoining countries, in addition to current process and procedures,
Dentsply Sirona will continue efforts with its first tier suppliers to improve the response rate and the completeness of the surveys. In addition, the Dentsply Sirona is improving the effectiveness of the escalation process to enhance the supplier communications and adequacy of responses.
In addition, Dentsply Sirona will continue to include Conflict Minerals compliance in new commercial contracts and written agreements.
Conclusion
After exercising the due diligence measures described above, Dentsply Sirona was unable to determine whether or not certain products qualify as “DRC conflict free,” as defined under the Rule. At this time, for calendar year 2015, Dentsply Sirona is unable to determine whether or not products manufactured, or contracted to be manufactured, by Dentsply International and Sirona in the 2015 calendar year have been found to be free of necessary conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries. In case Dentsply Sirona will find our products to be conflict free, Dentsply Sirona plans to conduct an audit of our due diligence process and will monitor the performance of risk mitigation efforts.